Exhibit 4.4
AMENDMENT NO. 1 TO RIGHTS AGREEMENT
     This Amendment, (this “Amendment”) dated June 26th, 2007, amends that certain Rights Agreement dated as of October 28, 1999 (the “Rights Agreement”), between Stewart Enterprises, Inc., a Louisiana corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company (formerly known as ChaseMellon Shareholder Services, L.L.C.), as rights agent (the “Rights Agent”).
WITNESSETH
     WHEREAS, pursuant to the Rights Agreement, on October 28, 1999 the Board of Directors of the Company declared a dividend of one preferred stock purchase right (a “Right”) with respect to each share of the Company’s common stock then outstanding;
     WHEREAS, Section 27 of the Rights Agreement permits the Company, so long as the Rights are redeemable, to supplement or amend any provision of the Rights Agreement in any respect without the approval of any holders of the Company’s common stock;
WHEREAS, the rights remain redeemable pursuant to the terms of the Rights Agreement;
     WHEREAS, the Company is contemplating a financing transaction (the “Financing”) one or more of the components of which could cause a participant therein to become an Acquiring Person (as defined in the Rights Agreement);
     WHEREAS, the Board of Directors of the Company deems it to be in the best interest of the Company and its shareholders to amend the rights Agreement to prevent one or more of the participants in the Financing from becoming an Acquiring Person by reason thereof;
     NOW, THEREFORE, the parties hereto agree as follows:
     1. The definition of “Acquiring Person” set forth in Section 1 of the Rights Agreement is hereby amended by striking the word “and” immediately before clause (b) and adding the following clause (c) at the end of the definition, immediately before the period:
and (c) no Person shall become an “Acquiring Person” as a result of (i)(A) the purchase by it, directly from the Company as an initial purchaser (an “Initial Purchaser”), of the Company’s convertible senior notes due 2014 or the Company’s convertible senior notes due 2016 or (B) transactions by an Initial Purchaser, or any Affiliate or Associate thereof, for the purpose of hedging its position with respect to call options sold by such persons to the Company contemporaneously with the issuance of the convertible notes described in clause (c)(i)(A), or (ii)(A) the purchase by an Initial Purchaser, or any Affiliate or Associate thereof, directly from the Company of one or more warrants expiring in 2014 or 2016 to purchase common stock of the Company, or the exercise or settlement of such warrants, or (B) transactions by a person described in clause

(c)(ii)(A) holding warrants described in clause (c)(ii)(A) for the purpose of hedging its position with respect to such warrants.
     2. Except as set forth above, the provisions of the Rights Agreement shall remain in full force and effect.
     3. By its execution and delivery hereof, the Company directs the Rights Agent to execute this Amendment.
     IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective authorized officers as of the year and day first above written.

STEWART ENTERPRISES, INC.
By:
	Name:	Lewis J. Derbes, Jr.
	Title:	Vice President, Secretary and Treasurer

	Address:	1333 S. Clearview Parkway Jefferson, LA 70121

MELLON INVESTOR SERVICES LLC
By:
	Name:	Patricia Hodson
	Title:	Client Relationship Executive

	Address:	600 North Pearl St. #1010 Dallas, TX 75201

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